

Mail Stop 7010

April 17, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Carlos E. Agüero
Chairman, President and Chief Executive Officer
Metalico, Inc.
186 North Avenue East
Cranford, NJ 07016

      RE: Form 10-K for the fiscal year ended December 31, 2008
              File No. 001-32453

Dear Mr. Agüero:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Business, page 2

2. In future filings, identify any customer and its relationship, if any, with Metalico if sales to the customer are made in an aggregate amount equal to 10% or more of consolidated revenues and the customer's loss would have a material adverse effect. See Item 101(c)(1)(vii) of Regulation S-K. We note the disclosures in the risk factors section and the notes to the financial statements that sales to one customer represented 30% of consolidated net sales for the year ended December 31, 2008.

3. We note your risk factor and legal proceedings disclosures regarding environmental compliance issues. In future filings, disclose the material effects that compliance with environmental regulations may have on your capital expenditures, earnings, and competitive position. See Item 101(c)(1)(xii) of Regulation S-K.

Risk Factors, page 12

4. We note the statement "Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business operations." Since Metalico is required to disclose all risks that it believes are material at this time, please delete in future filings.

5. We assume that the phrase "including financings under this prospectus" in the last risk factor is inadvertent. Please delete in future filings.

Item 3. Legal Proceedings, page 26

6. In future filings, specify the amount of damages sought by NIMCO in the second amended complaint filed in April 2007.

7. In future filings, specify the amount of the good faith advance made to the seller by Metalico in August 2008.

8. We note your risk factor disclosure that certain of your sites are contaminated. In future filings, ensure that all information required by Instruction 5(c) to Item 103 of Regulation S-K for the environmental proceedings is disclosed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

9. Generally, liquidity should be discussed on both a long term and a short term basis. See Instruction 5 to Item 303(a) of Regulation S-K. Please revise in future filings.

Critical Accounting Policies, page 30

10. Please revise your discussion of critical accounting policies in order to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Your critical accounting estimate disclosures should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should provide your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise to disclose your most significant accounting policies and specifically explain why your accounting estimates and assumptions bear the risk of change. Your revised disclosures should include a quantitative discussion, where possible, analyzing the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to SEC Financial Reporting Release Number 72.

11. In light of the significant impairment charges recognized during 2008 and your statements throughout the filing, including on page 14, that additional impairment charges may be necessary in future periods, please revising your discussion of critical accounting policies to provide better insight into your accounting for goodwill and intangible assets by disclosing the following:
    - The reporting unit level at which you test goodwill and intangible assets for impairment and your basis for that determination.
    - Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units
    - The methods you use to determine the fair value of each reporting unit. Please disclose sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;
    - How you weight each of the methods, if applicable, used including the basis for that weighting;
    - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. For example:
        o Cash flows
        o Growth rates/terminal calculations
        o Discount rates
        o Use of a weighted average cost of capital or a cost of equity method
        o Risk applications
        o Control Premiums

         o If you use a market based approach, discuss the method used and the assumptions and multiples used
- If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes; and
- Explain how your consideration of your market capitalization and 2008 segment operating losses impacted your goodwill and intangible asset impairment tests.

Liquidity and Capital Resources, page 38

12. Please revise your contractual obligations table to include any payments attributable to earn out agreements, make whole agreements, and purchase commitments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Refer to Item 303(a)(5) of Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk, page 44

13. Please revise to provide quantitative information about commodity price risk using one of the three disclosure alternatives described in Item 305(a) of Regulation S-K. Alternatively, if you believe that you have provided this information elsewhere in the filing, please tell us where you have disclosed the information required by this item and revise your filing to provide appropriate cross references as necessary.

Controls and Procedures, Evaluation of Disclosure Controls and Procedures, page 45

14. We note the statement that your chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures as of the end of the period covered by this report are effective "in timely providing them with material information relating to the Company required to be disclosed in the reports the Company files or submits under the Exchange Act." Confirm to us and revise future filings to clarify, if true, that your certifying officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are also effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Rule 13a-15(e) under the Exchange Act.

Executive Compensation, page 50

15. In future filings, disclose the specific company-wide and individual performance targets recommended by the compensation committee and approved by the board of directors for each named executive officer under the executive bonus plan and the long term incentive plans. Disclose the level of achievement of the specific company-wide and individual performance targets by each named executive officer. Explain how the compensation committee determined the specific payouts under the executive bonus plan and the long term incentive plans for each named executive officer that are included in the summary compensation table.   See Item 402(b) of Regulation S-K and Release No. 34-54302A.

16. In future filings, clarify under what facts and circumstances the compensation committee may benchmark Metalico's compensation against the compensation earned at comparable companies, identify the comparable companies, and indicate where Metalico's compensation is positioned within the benchmarking range.

17. In future filings, quantify the 12 months of continued COBRA health benefits that each named executive officer is entitled to receive upon termination without cause or for good reason. See Item 402(j) of Regulation S-K and Release No. 34-54302A.

Certain Relationships and Related Party Transactions and Director Independence, page 66

18. In future filings, describe Metalico's policies and procedures for the review, approval, or ratification for any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. See Item 404(b) of Regulation S-K and Release No. 34-54302A.

Exhibit Index

19. In future filings, include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Consolidated Financial Statements

Note 10 – Pledged Assets, Short and Long-Term Debt, Warrants and Interest Rate Swap
Contract, page F-20

20. In light of your disclosure on page 15 that you have been in technical default of
certain of your loan facilities in the past, please revise to disclose here or elsewhere in
the filing the specific terms of the material debt covenants in your debt agreements
described on page F-22 (as revised in February 2009). For any material debt
covenants, please disclose the required ratios as well as the actual ratios as of each
reporting date. This will allow readers to understand how much cushion there is
between the required ratios and the actual ratios. Please show the specific
computations used to arrive at the actual ratios with corresponding reconciliations to
US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive
Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP
Financial Measures dated June 13, 2003.

21. Please tell us and revise your future filings to disclose whether you were in
compliance with your Loan Agreement and Financing Agreement debt covenants as
of December 31, 2008 (before they were revised in February 2009). Your revisions
to future filings should clarify whether the February 2009 covenant revisions were
retroactively applied to covenant calculations as of December 31, 2008. Please also
revise to explain whether you would have failed your debt covenants as of December
31, 2008 absent the revision to your covenants in February 2009.

Note 22 – Earnings Per Share, page F-41

22. Please disclose, by type of potentially dilutive security, the number of additional
shares that could potentially dilute pro forma basic EPS in the future that were not
included in the computation of diluted EPS, because to do so would have been anti-
dilutive for the periods presented. See paragraph 40(c) of SFAS 128.

* * * *

        Please respond to these comments within 10 business days. Please provide us
with a response letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please furnish your
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Brigitte P. Lippmann, Senior Staff Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant